Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 30, 2011

Employee FAQs - #3

Please note that similar questions have been combined into one Q&A where appropriate.

1. Levy is a fellow engineer; we would like to know more about Joep and how he works with technologists to make the high level decisions that will drive engineering.

Summary of Joep’s background:

•	Masters in Physics from the University of Twente

•	First Job: Lecturer at the University of Zambia in Physics and Electronics

•	Oil Trader for Royal Dutch Shell

•	Moved to McKinsey for five years and was based in Amsterdam

•	Held senior positions at Philips Components and then Canesta in California

•	Became CEO of NexWave Inc. in 2004

•	Appointed CEO of CSR in November 2007

Joep’s background has given him tremendous insight into technology and the way engineers think. He has the ability to understand complex information, analyze options and communicate actions. His approach is always to work with and through his people, empowering them to make decisions wherever possible.

2. How is CSR organized?

CSR is currently organized as three business units comprising marketing and applications engineering, a central R&D facility and central functions for Sales, Accounting, HR, Legal and Corporate.

3. Where is Corp Finance, HR, Legal, Operations, Sales VP located?

CSR’s CFO, SVP and VP for Corporate Finance and HR are located in Cambridge. Our EVP for operations splits his time between San Jose and Cambridge. Our SVP Sales and General Counsel are located in San Jose

4. Where is forecasting done? Is it centralized? Or decentralized to regions or divisions or business units?

The business units are responsible for forecasting in cooperation with the Sales team. This is undertaken with input from all the regional sales and BU personnel.

5. Who will manage the Integration?

CSR has selected PriceWaterhouseCoopers to help manage the integration.

6. When will the Integration teams be formed?

The formation of the integration team will be the subject of a separate communication within the next few days.

7. How much of the Integration Plan will be complete by the close of the merger?

We expect to have a high level plan in place by the time the merger closes in late Q2 2011 and be ready for any actions needed on Day 1. This detail will be compiled by joint functional work teams prior to close. In addition to this day-one planning activity, we will also identify targeted areas for detailed planning activities that can only happen after the merger.

8. Will the new Board members participate in the Integration decisions?

No, the integration will be managed by PriceWaterhouseCoopers. Both Boards will receive updates on the progress of the integration prior to the close.

9. What is the plan to support existing customer projects during the Integration?

Until close, CSR & Zoran need to continue to manage support for customers independently.

10. When can we start cross-selling?

After the close, when we have a defined integration sales plan.

11. When can we expect to be able to start sharing system details, cross training and merging teams?

After the close, when we have a defined integration plan.

12. When can we expect to get scale benefits from centralizing wafer orders?

After the close, and the integration plan has been implemented.

13. When do you expect to publish the structure for engineering and product roadmaps?

During the integration we plan to carefully review our strategic roadmaps and the best structure for engineering to support our strategy.

14. Is the merger driven more by European law? or U.S. law?

There are regulations from both as well as other countries where we do business that must be followed.

15. Is there a chance that we will become a wholly-owned subsidiary like SIRF?

The two companies will be combined into one operating unit. Whilst there may be the need for some different entities for legal / tax / accounting purposes, this should be transparent to day-to-day operations.

16. Will the merged company mobilize new resources to cope with new trends in STB and TV markets, such as SVC, HEVC standards?

CSR recognizes that some re-shaping of the combined business will be necessary. In some cases this may result in adding resources to development areas while in others a reduction may be appropriate. At this stage it is too early to make definitive statements on individual business areas, as this will be worked through during the integration planning.

17. Will Zoran employees still be required to take a 5-day furlough week in May, 2011?

Yes, we are still continuing to manage according to Zoran’s 2011 business plan, which includes the 5-day furlough week in May.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 to be filed by CSR with the Securities and Exchange Commission (“SEC”), which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.